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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2003

                           Prana Biotechnology Limited
                              (Name of Registrant)


      Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F   [X]    Form 40-F      [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes   [ ]   No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________

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                           PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Press Release with Transcript of Teleconference with US Investors dated February 11, 2003.




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                                                                          ITEM 1







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                                                               [GRAPHIC OMITTED]






                  Conference With US Investors and Shareholders



Melbourne, Australia - February 11, 2003 - Prana Biotechnology Limited

In response to requests from US Investors who were unable to attend the company's Annual General Meeting late last year Geoffrey Kempler Executive Chairman of Prana Biotechnology Limited ("Prana") arranged an open conference call today to discuss the Company's recent achievements, goals for 2003 and further progress since the AGM.

A transcript of the conference material is enclosed:

"Good afternoon ladies and gentlemen. Welcome to the Prana Biotechnology Limited Conference Call. Today's call will be conducted by Geoffrey Kempler, Executive Chairman; Dr Ross Murdoch, Chief Operating Officer and Head of Drug Development and Dianne Angus, VP of Intellectual Property and Licensing. Professor Colin Masters, Head of the Scientific Advisory Board, will also be available to answer any questions. Before we initiate the call, I would like to read the safe-harbor statement:

This conference call contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company's business strategy and future plans of operation. Forward-looking statements involve known and unknown risks and uncertainties; both general and specific to the matters discussed in this press release. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made by the Company, may cause the Company's actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements. The forward-looking statements contained in this conference call speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company's expectations or future events. Now I would like to turn it over to the Executive Chairman Geoffrey Kempler.

 -------------------------------Geoffrey Kempler -------------------------------

Good Afternoon everyone. My name is Geoffrey Kempler and I am the Executive Chairman of Prana Biotechnology. We are pleased to welcome you to this teleconference in which we will outline the Outlook 2003, our achievements to date and goals for the current year. There will be an opportunity for questions and comments immediately after our prepared comments.

With me is Dr Ross Murdoch, our Chief Operating Officer and Head of Drug Development, Ms Dianne Angus, our VP of Intellectual Property and Licensing, and Professor Colin Masters, head of our Scientific Advisory Board.

Let me begin with a recap of the overall goals and purpose of the company. Prana was established to develop drugs to treat the underlying toxicity associated with aggregating proteins in the brain, beginning with Alzheimer's disease (AD). Furthermore, we have evidence that our approach will help with a broad range of other major neurodegenerative disorders. The toxicity is a consequence of this metal protein interaction. Therefore our therapeutic strategy has been to develop drugs that attenuate this activity between metals and proteins - a class of molecules called MPAC's (metal-protein attenuating compounds).

The ideal drug for an AD patient would have 3 qualities:

1.   Treat the symptoms - improve cognition in patients;
2.   Treat the cause - address the underlying pathology of the disease; and
3.   Be suitable for long term use

Current drugs on the market only partially arrest the symptoms over a limited period of time, but do not stop the inexorable progression of the disease. Nonetheless, even these drugs have combined sales of about a billion dollars.

So what is the hope for Prana's MPAC drugs? Prana's aim has always been to develop the ideal drug that goes beyond existing drugs. Initially we selected Clioquinol, an existing compound with MPAC attributes, to provide clinical proof of concept. To test this we designed a small clinical trial and the results of the trial strengthen our belief that MPAC's have the potential not only to benefit cognition but also to positively influence the underlying causes of the pathology of the disease.

These results have been shared, in confidence, with a select group of international Pharmaceutical companies who have independently reviewed both the scientific and clinical data and have provided us with independent confirmation of the validity of the therapeutic approach. Their enthusiastic responses provide us with the confidence to predict that the company will enter into a significant collaboration with a suitable pharmaceutical company.

In a few moments Ross Murdoch will elaborate on our scientific and clinical progress and plans, followed by Dianne Angus for an update on our patent strategies.

However, prior to that I would like to make a few comments with regard to recent share trading in Prana and our cash position. Prana has raised a total of A$13million from the public to develop the company to this point. At the time of the original IPO in Australia, back in March 2000, original investors who subscribed for fully paid ordinary shares also received a 1:2 attaching Option to purchase an additional share in the company, exercisable at 50 cents before the 1st of March this year. In the US Options are more commonly know as Warrants. Investors have always been cogniscent that these Options would be exercised and converted into shares. Accordingly the conversion of these Options has always been anticipated in considering the underlying market capitalisation of the company. It is important to note that the conversion of these Options does not have a new dilutionary effect of the market capitalisation of the company. The Company will receive approximately $3.5 million from the conversion of these Options, which is fully underwritten by ABN Amro. We believe the recent selling in Prana shares has arisen from some Option holders having to sell a portion of their fully paid shares to fund the exercise of their Options. Naturally, this pressure will be eliminated from March 1 onwards.

With regard to cash, this injection of $3.5 million, in addition to our existing $1.4 million in cash and assured receipts from existing Grants, provides us with operating funds for over a year. Further funding opportunities are under evaluation for the period beyond that.

 --------------------------------Dr Ross Murdoch -------------------------------

Good afternoon.
My name is Dr Ross Murdoch; I am the Chief Operating Officer for Prana. My background is a PhD in Pharmacology and I bring to Prana a perspective developed from more than 13 years in management and senior management positions in the Pharmaceutical industry.

Prana clearly had an exciting and productive 2002. Most notable was the completion of the Phase II "proof-of-concept" clinical trial with clioquinol. The in-life portion of this trial completed in early 2002 with the full analysis of the data submitted to a leading peer reviewed journal in late third quarter 2002. This publication was complex and designed to tie together the results of the clinical trial with the substantial and growing amount of preclinical scientific data and theory that supports the MPAC technology. It is clear from the time elapsed that it has not a simple task to get a paper like this, with its broad clinical and preclinical conclusions, published. Using the feedback we have received from editors, we are now in the process of reformatting the publication for resubmission.

What I am excited to tell you is that multiple major Pharmaceutical companies have rigorously assessed the clinical results and the MPAC theory and have, in their words "bought into the science" and remain very interested in entering into a potential deal with Prana. Our back-up and follow-up chemistry programs are of special interest to these companies and with almost 300 compounds, they provide any potential partner with a large selection of compounds with the appropriate attributes for clinical development. We expect that at least one partnership deal will be concluded in 2003 and that the potential exists for a further 1 or more compounds to enter the clinic in 2004.

It is probably appropriate here to spend a few minutes clarifying why "Big Pharma" finds Prana's MPAC mechanism and portfolio so interesting. Clearly the problem with present Alzheimer's disease treatments is their inability to address the underlying cause of the disease. The market leading treatments appear to provide short-lived symptomatic relief in the form of a temporary slowing in the decline of patient's cognition. After an initial improvement patients fall back on a similar decline curve to that seen prior to treatment. Prana's clinical trial with clioquinol provided an indication that this class of compound has the potential to provide a much more profound effect - modifying disease progression, changing the fundamental course of the disease. Whilst it was very pleasing to show that clioquinol can have a striking and statistically significant positive effect on cognition in the more severe patients, above and beyond that of Aricept (Pfizer), it is the observation that an MPAC can positively affect the levels of beta-amyloid in patients with less severe disease that raises the possibility of disease modification. So although receiving less initial press, it is clear to me that it is this later point which makes Prana's portfolio so sought after and commercial attractive. This provides the potential for disease modification rather than just temporary symptom relief. Independent market analysis has put the sales potential for a true disease modifying agent in Alzheimer's disease above US$10 billion.

Although Prana's most advanced area of research is Alzheimer's disease, there is a clear and growing body of new evidence (much of which is as yet unpublished) that the MPAC platform technology has potential in a variety of other serious diseases. Prana has, at present, preclinical data supporting the applicability of this technology to other neurological diseases and diseases outside neurology. Both in-house and collaborative research programs are being pursued to exploit the broad applicability of the MPAC platform technology.

In addition to this, Prana scientists are also beginning to develop programs for the long-term treatment of Alzheimer's disease using new proprietary technologies other than the MPAC platform and also to develop Alzheimer's disease diagnostics.

Prana's R&D plan for 2003/04 has been designed to optimise the number of uses for its MPAC technology including the treatment of Alzheimer's and other diseases, but also to exploit additional discoveries in Alzheimer's treatment and diagnosis. I believe we are on track to meet our 2003 milestones.

 -------------------------------Ms Diane Angus ---------------------------------


Good Afternoon. I would like to outline Prana's proprietary position in the field of neurodegenerative disorders. By way of introduction I have been working in industry for over a decade in the evaluation, licensing and commercialisation of biotechnology innovations. I am speaking now in my capacity as a patent attorney in reference to the scope of Prana's patent portfolio.

The company's portfolio covers multiple mechanisms implicated in the underlying pathology of Alzheimer's Disease and other neurodegenerative disorders. The MPAC's are directed to several of these mechanisms.

The recently completed clinical trial with clioquinol validated Prana's work by showing what MPAC's can do. Prana is the first to recognise the validity of the MPAC approach and hence to focus its chemistry expertise on developing a body of understanding of which structures will best demonstrate MPAC activity. The discovery of which structural components of a compound are responsible for the desired pharmacological and therapeutic outcomes gives Prana a tremendous lead in developing valuable Intellectual Property. For example, an understanding of what influences toxicity, what enhances blood brain penetration and what attenuates the metal protein interaction etc. Indeed, the discoveries to date have been captured in 6 new patent families, filed in recent months. The protection sought in each patent application includes MPAC composition of matter claims, method of production claims and claims to the utility of the MPACs in the treatment of numerous neurological disorders.

If we look at clioquinol specifically, Prana's preparedness to settle this well known patent dispute will be heavily influenced by the interests of our future licensees and their development plans for our MPAC platform.

Our aim is one of continual expansion of our patent portfolio to protect the growing MPAC technology platform and its application to multiple disease targets.


 ------------------------------Mr Geoffrey Kempler -----------------------------

Before opening the floor for questions I would like to summarize the three key take home points:

     1. Through preclinical and clinical proof of concept studies, MPACs have established themselves as a revolutionary and exciting strategy to address neurodegenerative diseases.

     2. Our findings have been scrutinised and embraced by several global Pharmaceutical companies who are keenly negotiating with Prana to establish ongoing collaborations.

     3. We have a significant head start in the development of intellectual property to drive value into the hands of shareholders.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PRANA BIOTECHNOLOGY LIMITED
                                            ---------------------------
                                                   (Registrant)



                                            By:  /s/Phillip Hains
                                                -------------------------------
                                                Phillip Hains
                                                Administrative Officer



Date: February 11, 2003